UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Lowell D. Kraff

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	Names of reporting persons Best Amigos Partners, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,431,537
	8	Shared voting power 0
	9	Sole dispositive power 1,431,537
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,431,537
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.91% (1)
14	Type of reporting person OO

(1)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date hereof.

1	Names of reporting persons Diamond Oursurance, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 287,686
	8	Shared voting power 0
	9	Sole dispositive power 287,686
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 287,686
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.38% (2)
14	Type of reporting person OO

(2)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date hereof.

1	Names of reporting persons LDK Holdco, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 102,765
	8	Shared voting power 0
	9	Sole dispositive power 102,765
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 102,765
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.14% (3)
14	Type of reporting person OO

(3)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date hereof.

1	Names of reporting persons Lowell D. Kraff
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,062,702(4)
	8	Shared voting power 4,967,301(5)
	9	Sole dispositive power 3,062,702 (4)
	10	Shared dispositive power 4,967,301(5)
11	Aggregate amount beneficially owned by each reporting person 8,030,003 (4)(5)
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 10.55% (6)
14	Type of reporting person OO

(4)	Includes (i) 1,212,585 shares of common stock issuable upon exercise of an option held by Mr. Kraff which is currently vested and (ii) an aggregate of 1,850,117 shares of common stock held by Best Amigos Partners, LLC, Praesumo Partners, LLC, Diamond Oursurance, LLC, and LDK Holdco, LLC. Mr. Kraff is the sole manager of Best Amigos Partners, LLC, the managing member of Praesumo Partners, LLC, the sole manager of Diamond Oursurance, LLC, and the sole member of LDK Holdco, LLC.
(5)	Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Kraff is the managing member of Praesumo Partners, LLC, one of the managing members of 1818 Partners, LLC.
(6)	Based on 74,909,138 outstanding shares of common stock of the Issuer as of the date hereof.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Best Amigos Partners, LLC (“BAP”), Diamond Oursurance, LLC, LDK Holdco, LLC and Lowell D. Kraff (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to such Schedule 13D filed on June 13, 2014, August 18, 2014 and October 3, 2014, respectively (as so amended, the “Schedule 13D”). This Amendment No. 4 is being filed by the Reporting Persons to report the participation of BAP in an underwritten offering of the Issuer’s common stock, par value $0.01 per share, and related matters. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 2, 2015, the Issuer commenced a secondary public offering (the “March 2015 Offering”) of 4,833,000 shares of Common Stock on behalf of certain selling stockholders (plus an additional 724,950 shares subject to the Over-allotment Option (as defined below)), including 180,000 shares of Common Stock on behalf of BAP (plus an additional 27,000 shares subject to the Over-allotment Option), pursuant to a registration statement on Form S-3 (File No. 333-202450) filed by the Issuer with the Securities and Exchange Commission on March 2, 2015, which includes a base prospectus dated March 2, 2015, and a related prospectus supplement. BAP expects to enter into an underwriting agreement with Credit Suisse Securities (USA) LLC (“CS”) in connection with the March 2015 Offering. BAP expects the underwriting agreement to provide CS with a 30-day option to purchase 724,950 additional shares of Common Stock from the selling stockholders, including 27,000 shares owned by BAP, to cover over-allotments (the “Over-allotment Option”).

The Issuer may purchase from the underwriter up to $50 million of the shares of Common Stock that are subject to the offering, including shares of Common Stock being sold by BAP.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), and (b) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 8,030,003 shares of Common Stock, representing approximately 10.55% of the Issuer’s outstanding Common Stock (based on 74,909,138 shares of Common Stock outstanding).

(b) Mr. Kraff has sole voting power and sole dispositive power with regard to (i) 1,212,585 shares of Common Stock underlying options held by him and (ii) an aggregate of 1,850,117 shares of Common Stock held by BAP, Praesumo, Oursurance, and LDK. Mr. Kraff is (i) the sole manager of BAP, (ii) the managing member of Praesumo, (iii) the sole manager of Oursurance, and (iv) the sole member of LDK. Mr. Kraff has shared voting power and shared dispositive power with regard to 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners. Mr. Kraff is the managing member of Praesumo, which is one of the managing members of 1818 Partners. BAP has sole voting power and sole dispositive power with regard to 1,431,537 shares of Common Stock held by it. Oursurance has sole voting power and sole dispositive power with regard to 287,686 shares of Common Stock held by it. LDK has sole voting power and sole dispositive power with regard to 102,765 shares of Common Stock held by it.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

In connection with the March 2015 Offering, each of the Reporting Persons entered into a Lock-Up Agreement (each a “Lock-Up Agreement” and together the Lock-Up Agreements) with CS. Each of the Lock-Up Agreements provides that the Reporting Person party thereto will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of CS, for a period of 90 days after the date of the final prospectus supplement used to sell securities in the March 2015 Offering (which 90-day period is subject to extension under certain specified conditions).

The description of the Lock-Up Agreements set forth above in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit 20 to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

20.	Form of Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2014

BEST AMIGOS PARTNERS, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Best Amigos Partners, LLC
Jared T. Finkelstein, attorney-in-fact for Best Amigos Partners, LLC

DIAMOND OURSURANCE, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Diamond Oursurance, LLC
Jared T. Finkelstein, attorney-in-fact for Diamond Oursurance, LLC

LDK HOLDCO, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for LDK Holdco, LLC
Jared T. Finkelstein, attorney-in-fact for LDK Holdco, LLC

LOWELL D. KRAFF

/s/ Jared T. Finkelstein, as attorney-in-fact for Lowell D. Kraff
Jared T. Finkelstein, attorney-in-fact for Lowell D. Kraff

Exhibit 20

March 2, 2015

Diamond Resorts International, Inc.

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

Ladies and Gentlemen:

As an inducement to Credit Suisse Securities (USA) LLC (“Credit Suisse”) to execute an underwriting agreement (the “Underwriting Agreement”), pursuant to which an offering (the “Offering”) will be made of shares of common stock, par value $0.01 per share (such shares, whether now owned or hereafter acquired, the “Securities”), of Diamond Resorts International, Inc., a Delaware corporation (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities (other than exercising registration rights of the undersigned in existence as of the date hereof solely for purposes of participation in the Offering).

The initial Lock-Up Period will commence on the date the first preliminary prospectus supplement relating to the Offering is distributed to investors in connection with the launch and marketing of the Offering and continue until and include the date 90 days after the date of the public offering date set forth on the final prospectus supplement used to sell the Securities (the “Public Offering Date”); provided, however, that, if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or material news or a material event (as evidenced by the filing of a Form 8-K with the U.S. Securities and Exchange Commission) relating to the Company occurs or (2) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the 16-day period beginning on the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless Credit Suisse waives, in writing, such extension.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this agreement (this “Lock-Up Agreement”).

Notwithstanding the foregoing, the undersigned may (a) transfer Securities (i) pursuant to the Underwriting Agreement, (ii) as a bona fide gift or gifts, or by will or intestacy, or (iii) to (x) any family partnership or trust for the benefit of the undersigned and/or one or more members of the “immediate family” (as defined below) of the undersigned or (y) any affiliate of the undersigned or any charitable organization formed by the undersigned or any of its affiliates; provided that, in the case of any transfer pursuant to clause (ii) or clause (iii) above, the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer, such transfer shall not involve a disposition for value and no filing or other public announcement by any party (donor, donee, transferor or transferee) under the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise shall be required or shall be voluntarily made in connection with such transfer (other than filings on a Form 5 made after the expiration of the Lock-Up Period); (b) transfer Securities to partners, members or stockholders of the undersigned, if the undersigned is a partnership, limited liability company or corporation, as part of a distribution; provided that (w) the transferee agrees to be bound in writing by the terms of this Lock-Up Agreement prior to such transfer, (x) such transfer shall not involve a disposition for value, (y) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such transfer (other than filings on a Form 5 made after the expiration of the Lock-Up Period and filings on a Form 13F, Schedule 13G, Schedule 13D, Form N-CSR, Form N-Q or, in the case of transfers or distributions otherwise permitted by this clause (b), Form 4 ), and (z) no other public announcement shall be made in connection with such transfer by any party (donor, donee, transferor or transferee), other than, in the case of an entity subject to the Investment Company Act of 1940, as amended, such public disclosure as is consistent with its internal disclosure policies; or (c) engage in transactions involving any Securities that are acquired by the undersigned in the Offering or in the public market after the Public Offering Date; provided that (x) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection with such transfer (other than filings on a Form 5 made after the expiration of the Lock-Up Period and filings on a Form 13F, Schedule 13G, Schedule 13D, Form N-CSR or Form N-Q), and (y) no other public announcement shall be made in connection with such transfer by any party (donor, donee, transferor or transferee), other than, in the case of an entity subject to the Investment Company Act of 1940, as amended, such public disclosure as is consistent with its internal disclosure policies. For purposes of this Lock-Up Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin. Furthermore, the restrictions contained herein shall not apply to any transfers, sales, tenders or other dispositions of Securities pursuant to a tender offer for securities of the Company that would, if consummated, result in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction or pursuant to any other transaction, including, without limitation, a merger, consolidation or other business combination, resulting in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Securities in connection with any such transaction resulting in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction, or vote any Securities in favor of any such transaction resulting in not less than a majority of the outstanding voting securities of the Company being disposed in such transaction); provided that if such tender offer or other transaction is not completed, any Securities subject to this Lock-Up Agreement shall remain subject to the restrictions contained in this Lock-Up Agreement.

No provision of this Lock-Up Agreement shall restrict or prohibit the exercise, exchange or conversion by the undersigned of any option or warrant to acquire Securities, or any other security convertible into or exchangeable or exercisable for Securities; provided that any Securities and any of such other securities acquired in connection with any such exercise, exchange or conversion will be subject to the restrictions provided for in this Lock-Up Agreement. In addition, no provision of this Lock-Up Agreement shall be deemed to restrict or prohibit the entry into, or modification of, a so-called “10b5-1 plan” at any time; provided that (i) no transactions thereunder are made prior to the expiration of the Lock-Up Period and (ii) no filing or other public announcement by any party under the Exchange Act or otherwise shall be required or shall be voluntarily made in connection therewith (other than filings on a Form 5 made after the expiration of the Lock-Up Period).

If any stockholder of the Company that is party to a lock-up agreement with respect to the Securities is released by Credit Suisse from any or all of the lock-up restrictions thereunder, the undersigned will be similarly and contemporaneously released from the lock-up restrictions hereunder (which for the avoidance of doubt will include a release of the same percentage of the undersigned’s Securities as was granted to the relevant stockholder of the Company so released by Credit Suisse); provided, however that if such stockholder is so released for the purpose of enabling such stockholder to participate in a registered offering of Securities, the undersigned will, to the same extent, be similarly and contemporaneously released from its obligations hereunder solely for the purpose of enabling the undersigned to participate in such registered offering, and Credit Suisse agrees to provide notice thereof to the undersigned at least three business days prior thereto; provided further that this paragraph shall not apply to any release of lock-up restrictions with respect to any stockholder of the Company that is in respect of not more than 1% of the issued and outstanding shares of common stock of the Company.

This Lock-Up Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Lock-Up Agreement shall lapse and become null and void upon the earliest of (i) the date that is 90 days after the date hereof, if the Public Offering Date shall not have occurred on or prior to such date, (ii) the termination of the Underwriting Agreement prior to any closing thereunder and (iii) the delivery of an officer’s certificate by the Company to Credit Suisse, prior to the earlier of the first public announcement by the Company of any potential Offering and the launch of the Offering, certifying that the Board of Directors of the Company has passed a resolution to the effect that no Offering will be pursued for the foreseeable future. The Company shall provide written notice to the undersigned of the expiration of the Lock-Up Period within one (1) business day thereafter.

This agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without giving effect to its principles of conflicts of laws).

Very truly yours,

Name: